SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                (Amendment No. 1)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          Crowley Maritime Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    228090106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

          William J. Lippman                          Nelson Obus
    Franklin Advisory Services, LLC          Wynnefield Partners Small Cap
      One Parker Plaza, 9th Floor                     Value, L.P.
      Fort Lee, New Jersey 07024             450 Seventh Avenue, Suite 509
            (201) 592-6700                       New York, New York 10123
                                                     (212) 760-0134

         Philip V. Oppenheimer                   John H. Norberg, Jr.
              Oppvest LLC                            P.O. Box 8511
         119 West 57th Street              Rancho Santa Fe, California 92067
       New York, New York 10019
            (212) 489-7527

                                 with a copy to:

                            Daniel S. Sternberg, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                  212-225-2000

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                December 27, 2005
            --------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

------------------------------
CUSIP No.       228090106                13D
------------------------------


     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              John H. Norberg, Jr.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[ ]
                                                                         (b)[X]

     3        SEC USE ONLY

     4        SOURCE OF FUNDS
              PF (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                          [ ]

      6       CITIZENSHIP OR PLACE OF ORGANIZATION
              United States

                               7       SOLE VOTING POWER
                                       9 (See Item 5)

    NUMBER OF SHARES           8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY                0
  EACH REPORTING PERSON
          WITH                 9       SOLE DISPOSITIVE POWER
                                       9 (See Item 5)

                               10      SHARED DISPOSITIVE POWER
                                       0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              9

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Items 3 and 5)                                    [X]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.01%

     14       TYPE OF REPORTING PERSON
              IN

This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D dated November 30, 2004 (the "Schedule 13D" or this "statement") of the Reporting Persons. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. The purpose of this Amendment is to add Mr. John H. Norberg, Jr. ("Mr. Norberg") as a Reporting Person.

Item 2.           Identity and Background.

                  The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting the first three paragraphs and replacing it with the following:

                  This statement is filed by the Franklin Reporting Persons, the Oppenheimer Reporting Persons, the Wynnefield Reporting Persons (each as defined below) and Mr. Norberg (together, the "Reporting Persons").

                  On November 30, 2004, the Franklin Reporting Persons, the Oppenheimer Reporting Persons and the Wynnefield Reporting Persons (together, the "Original Plaintiffs") commenced a lawsuit in the Delaware Court of Chancery (the "Lawsuit") against the Issuer, as a nominal derivative defendant, and each member of the Board of Directors of the Issuer (together, the "Defendants") by filing a class action and derivative complaint (the "Complaint") for breaches by the director Defendants of their fiduciary duties to the Issuer and its shareholders. With the consent of the Original Plaintiffs, Mr. Norberg made a motion to intervene in the Lawsuit on December 27, 2005 (the "Motion to Intervene") to intervene as an additional Plaintiff in the Lawsuit. The Reporting Persons intend to pursue the Lawsuit jointly. See Item 4 below.

                  None of the Franklin Reporting Persons, the Oppenheimer Reporting Persons, the Wynnefield Reporting Persons nor Mr. Norberg have any agreements or understandings between them relating to the acquisition, disposition, holding or voting of the Common Stock held by them and each expressly disclaims beneficial ownership for all purposes of the Common Stock held by the others. The Reporting Persons have filed this statement solely because they may be deemed to be a "group" for purposes of Regulation 13D-G under the Act as a result of their agreement to file and pursue the Lawsuit, however, the Franklin Reporting Persons, the Oppenheimer Reporting Persons, the Wynnefield Reporting Persons and Mr. Norberg each disclaim membership in a "group" with the other Reporting Persons.

                  The response set forth in Item 2 of the Schedule 13D is further amended such that references to Schedule A therein shall be deemed to be references to the Schedule A-2 hereto.

                  The response set forth in Item 2 of the Schedule 13D is further amended by adding the following at the end:

                  (4) John H. Norberg, Jr.

                  (a), (b), (c) and (f). Mr. Norberg's address is P.O. Box 8511, Rancho Santa Fe, California 92067. Mr. Norberg is retired, and is a citizen of the United States of America.

                  (d) and (e). During the last five years, Mr. Norberg has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The response set forth in Item 3 of the Schedule 13D is amended by adding the following at the end:

                  (4) John H. Norberg, Jr.

                  The securities reported in this statement as directly beneficially owned by Mr. Norberg were acquired on July 27, 1991 with funds of approximately $12,600 (including brokerage commissions). All such funds were Mr. Norberg's personal funds.

Item 4.           Purpose of Transaction.

                  The response set forth in Item 4 of the Schedule 13D is hereby amended by deleting the text of Item 4 in its entirety and replacing it with the following:

                  On November 30, 2004, the Original Plaintiffs commenced the Lawsuit in the Delaware Court of Chancery, intending to pursue the Lawsuit jointly as class and derivative representatives. On December 27, 2005, Mr. Norberg made the Motion to Intervene and also made a motion to amend the Complaint, which, if allowed, would, among other things, add Mr. Norberg as a plaintiff in the Lawsuit (the "Amended Complaint"). Each of the Original Plaintiffs and Mr. Norberg have retained the law firm of Taylor & McNew LLP as their legal counsel in connection with the Lawsuit. Reference is made to the Complaint, a copy of which is attached as Exhibit 1 to the Schedule 13D, the Motion to Intervene, attached as Exhibit 99.5 to the Schedule 13D, and the Amended Complaint, attached as Exhibit 99.6 to the Schedule 13D, each incorporated by reference in its entirety.

                  Each of the Reporting Persons acquired and holds the Common Stock beneficially owned by it for investment and not with the purpose or effect of changing or influencing control of the Issuer. Except as set forth in this statement, none of the Reporting Persons currently has any plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to
Schedule 13D. The Reporting Persons may in the future acquire additional Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then current circumstances, dispose of all or a portion of the Common Stock beneficially owned by them in one or more transactions. Additionally, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Item 5.           Interest in Securities of the Issuer.

                  The response set forth in Item 5 of the Schedule 13D is amended by deleting the first paragraph and replacing it with the following:


                  The Reporting Persons may be deemed to beneficially own collectively an aggregate of 9,386 shares of Common Stock, representing 10.55% of the 88,926 shares of Common Stock outstanding as of November 4, 2005 (according to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 filed with the SEC on November 10, 2005). The Franklin Reporting Persons, Oppenheimer Reporting Persons, Wynnefield Reporting Persons and Mr. Norberg each expressly disclaims beneficial ownership for all purposes of the Common Stock held by each of the other Reporting Persons.

                  The response set forth in Item 5 of the Schedule 13D is further amended by adding the following at the end:

                  (4) John H. Norberg, Jr.

                  (a) and (b) Mr. Norberg is the direct beneficial owner of 9 shares of Common Stock representing .01% of the outstanding shares of Common Stock. Mr. Norberg is the only person who has the power to vote or direct the vote and the power to dispose and direct the disposition of the shares of Common Stock.

                  (c) Mr. Norberg has not effected any transactions in the Common Stock during the 60-day period preceding the date this Amendment was filed.

                  (d) No person other than Mr. Norberg has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities reported in this Amendment as directly beneficially owned by Mr. Norberg.

                  (e) Not applicable.

Item 7.           Material to be Filed as Exhibits.

                  The response set forth in Item 7 of the Schedule 13D is further amended by adding the following:

Exhibit 99.5 John H. Norberg, Jr.'s Motion to Intervene in Civil Action No. 888-N, filed on December 27, 2005 in the Court of Chancery for the State of Delaware in and for New Castle County.

Exhibit 99.6 Amended Class Action and Derivative Complaint, filed on December 27, 2005 in the Court of Chancery for the State of Delaware in and for New Castle County, by Franklin Balance Sheet Investment Fund, Franklin Microcap Value Fund, P. Oppenheimer Investment Partnership L.P., Oppenheimer-Close International Ltd., Wynnefield Partners Smallcap Value LP I, Wynnefield Partners Smallcap Value LP, Wynnefield Smallcap Value Off-Shore Fund Ltd., Channell Partnership II L.P. and John H. Norberg, Jr.

Exhibit 99.7 Agreement of John H. Norberg, Jr. To Be Bound By The Joint Filing Agreement, dated as of December 16, 2005.

                                   SIGNATURES

                  After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 27, 2005

                                           FRANKLIN ADVISORY SERVICES, LLC
                                           FRANKLIN RESOURCES, INC.
                                           CHARLES B. JOHNSON
                                           RUPERT H. JOHNSON, JR.


                                           /s/ Barbara J. Green
                                           ------------------------------
                                           By: Barbara J. Green

                                           Title: Secretary, Franklin/Templeton
                                           Distributors, Inc., the Sole Member
                                           of Franklin Advisory Services, LLC

                                           Title: Vice President, Deputy
                                           General Counsel and Secretary,
                                           Franklin Resources, Inc.

                                           Attorney-in-fact of Charles B.
                                           Johnson, pursuant to a power of
                                           attorney, attached as Exhibit 3

                                           Attorney-in-fact of Rupert H.
                                           Johnson, Jr., pursuant to a power of
                                           attorney, attached as Exhibit 4


                                           P. OPPENHEIMER INVESTMENT
                                           PARTNERSHIP LP
                                           By: OPPVEST, LLC, its general partner


                                           /s/ Philip V. Oppenheimer
                                           ------------------------------
                                           By: Philip V. Oppenheimer
                                           Title: Managing Member

                                           OPPHENHEIMER-CLOSE INTERNATIONAL LTD.


                                           /s/ Philip V. Oppenheimer
                                           ------------------------------
                                           By: Philip V. Oppenheimer
                                           Title: Chairman

                  After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 27, 2005                    WYNNEFIELD PARTNERS SMALL CAP
                                           VALUE, L.P.


                                           /s/ Nelson Obus
                                           ------------------------------
                                           By: Nelson Obus
                                           Title: Co-Managing Partner


                                           WYNNEFIELD PARTNERS SMALL CAP VALUE,
                                           L.P. I
                                           By: WYNNEFIELD CAPITAL MANAGEMENT,
                                           LLC, its general partner


                                           /s/ Nelson Obus
                                           ------------------------------
                                           By: Nelson Obus
                                           Title: Co-Managing Member

                                           WYNNEFIELD SMALL CAP VALUE OFFSHORE
                                           FUND, LTD.
                                           By: WYNNEFIELD CAPITAL, INC.


                                           /s/ Nelson Obus
                                           ------------------------------
                                           By: Nelson Obus
                                           Title: President

                                           CHANNELL PARTNERSHIP II L.P.
                                           By: NELSON OBUS, its general partner


                                           /s/  Nelson Obus
                                           ------------------------------
                                           By: Nelson Obus
                                           Title: General Partner

                                           WYNNEFIELD CAPITAL MANAGEMENT LLC


                                           /s/ Nelson Obus
                                           ------------------------------
                                           By: Nelson Obus
                                           Title: Co-Managing Member


                                           WYNNEFIELD CAPITAL, INC.


                                           /s/ Nelson Obus
                                           ------------------------------
                                           By: Nelson Obus
                                           Title: President

                                           NELSON OBUS


                                           /s/ Nelson Obus
                                           ------------------------------
                                           By: Nelson Obus, individually.

                                           JOSHUA LANDES


                                           /s/ Joshua Landes
                                           ------------------------------
                                           By: Joshua Landes, individually.

                                           JOHN H. NORBERG, JR.


                                           /s/ John H. Norberg, Jr.
                                           ------------------------------
                                           By: John H. Norberg, Jr.,
                                           individually.

                                  SCHEDULE A-2

                           FRANKLIN REPORTING PERSONS
                        DIRECTORS AND EXECUTIVE OFFICERS

                  Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

----------------------------------------------------------------------------------------------------------------
Name                         Principal Occupation                          Residence or Business Address
----------------------------------------------------------------------------------------------------------------
Advani, Vijay C.             Executive Vice President - Advisor            Franklin Resources, Inc.
(Citizen of India)           Services, FRI                                 One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

Penelope S. Alexander        Vice President, Human Resources - U.S., FRI   Franklin Resources, Inc.
                                                                           One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

Samuel H. Armacost           Director, FRI; Chairman of the Board, SRI     SRI International
                             International                                 333 Ravenswood Ave
                                                                           Menlo Park, CA 94025

James R. Baio                Executive Vice President and Chief            Franklin Resources, Inc.
                             Financial Officer, FRI; Senior Vice           One Franklin Parkway
                             President and Chief Financial Officer, FAS    San Mateo, CA 94403-1906

Bruce C. Baughman            Senior Vice President, FAS                    Franklin Advisory Services, LLC
                                                                           One Parker Plaza, 9th Floor
                                                                           Fort Lee, NJ 07024-2938

Jennifer J. Bolt             Executive Vice President - Technology and     Franklin Resources, Inc.
                             Operations, FRI                               One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

Harmon E. Burns              Vice Chairman/Member--Office of the            Franklin Resources, Inc.
                             Chairman/Director, FRI                        One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

Charles Crocker              Director, FRI; Chairman of the Board, CEO     BEI Technologies, Inc.
                             and Director, BEI Technologies, Inc.          One Post Street, Suite 2500
                                                                           San Francisco, CA  94104

Norman R. Frisbie, Jr.       Senior Vice President and Chief               Franklin Resources, Inc.
                             Administrative Officer                        One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

Holly E. Gibson              Vice President, Corporate Communications,     Franklin Resources, Inc.
                             FRI                                           One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

Barbara J. Green             Vice President, Deputy General Counsel and    Franklin Resources, Inc.
                             Secretary, FRI; Secretary, FAS                One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

Joseph R. Hardiman           Director, FRI; Director of various other      1119 St. Paul Street
                             entities                                      Baltimore, MD 21202

Donna S. Ikeda               Vice President, Human Resources -             Franklin Resources, Inc.
                             International, FRI                            One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

Robert D. Joffe              Director, FRI                                 Cravath, Swaine & Moore LLP
                                                                           825 Eighth Ave.
                                                                           New York, NY  10019

Charles B. Johnson           Chairman of the Board/Member - Office of      Franklin Resources, Inc.
                             the Chairman/Director/Principal               One Franklin Parkway
                             Shareholder, FRI                              San Mateo, CA 94403-1906

Gregory E. Johnson           Chief Executive Officer/President, FRI        Franklin Resources, Inc.
                                                                           One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

Rupert H. Johnson, Jr.       Vice Chairman/Member--Office of the           Franklin Resources, Inc.
                             Chairman/Director/Principal Shareholder,      One Franklin Parkway
                             FRI; Senior Vice President, FAS               San Mateo, CA 94403-1906

Thomas H. Kean               Director, FRI; Chairman, The Robert Wood      THK Consulting
                             Johnson Foundation                            49 Route 202, PO Box 810
                                                                           Far Hills, NY 07931

Leslie M. Kratter            Senior Vice President/Assistant Secretary,    Franklin Resources, Inc.
                             FRI                                           One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

William J. Lippman           President, FAS                                Franklin Advisory Services, LLC
                                                                           One Parker Plaza, 9th Floor
                                                                           Fort Lee, NJ 07024-2938

Kenneth A. Lewis             Vice President/Treasurer, FRI; Treasurer,     Franklin Resources, Inc.
                             FAS                                           One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

John M. Lusk                 Executive Vice President - Portfolio          Franklin Resources, Inc.
                             Operations, FRI                               One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

Margaret McGee               Vice President, FAS                           Franklin Advisory Services, LLC
                                                                           One Parker Plaza, 9th Floor
                                                                           Fort Lee, NJ 07024-2938

Chutta Ratnathicam           Director, FRI; Retired                        Franklin Resources, Inc.
                                                                           One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

Peter M. Sacerdote           Director, FRI; Advisory Director and          Goldman, Sachs & Co.
                             Chairman of the Investment Committee of the   85 Broad Street
                             Principal Investment Area, Goldman, Sachs &   New York, NY 10004
                             Co.

Murray L. Simpson            Executive Vice President, FRI                 Franklin Resources, Inc.
                                                                           One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

Timothy S. Stearns           Chief Compliance Officer, FAS                 500 East Broward Blvd., Suite 2100
                                                                           Fort Lauderdale, FL 33394-3091

Laura Stein                  Director, FRI; Senior Vice President -        The Clorox Company
                             General Counsel and Secretary, The Clorox     1221 Broadway
                             Company                                       Oakland, CA 94612-1888

Anne M. Tatlock              Vice Chairman/Member--Office of the           Fiduciary Trust Company International
                             Chairman/Director, FRI                        600 5th Avenue, 4th Floor
                                                                           New York, NY 10020-2302

Donald G. Taylor             Senior Vice President, FAS                    Franklin Advisory Services, LLC
                                                                           One Parker Plaza, 9th Floor
                                                                           Fort Lee, NJ 07024-2938

Craig S. Tyle                Executive Vice President/General Counsel,     Franklin Resources, Inc.
                             FRI                                           One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

Louis E. Woodworth           Director, FRI; President, Alpine Corporation  Alpine Corporation
                                                                           1505 7th Avenue West
                                                                           Seattle, WA 98119

William Y. Yun               Executive Vice President - Institutional,     Fiduciary Trust Company International
                             FRI                                           600 5th Avenue, 4th Floor
                                                                           New York, NY 10020-2302